MODE MOBILE, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2022 and 2021



INDEPENDENT AUDITOR'S REPORT

July 25, 2023

To: Board of Directors, MODE MOBILE, INC.

Re: 2022-2021 Financial Statement Audit

We have audited the accompanying financial statements of MODE MOBILE, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar years ended December 31, 2022 and 2021, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the



financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar years ended December 31, 2022 and 2021 in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO

MODE MOBILE, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2022	**2021**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,788,854	$ 1,816,189
Accounts receivable	2,665,837	6,158,722
Prepaid expenses and other current assets	608,418	457,620
Inventory	266,299	168,404
Total current assets	6,329,408	8,600,935
Deferred offering costs	214,506	8,920
Property and equipment, net	28,739	32,948
Intangible assets, net	37,968	113,903
Cryptocurrency assets	108,583	840,761
Nonfungible token assets	170,199	-
Deposits	1,150	-
Total assets	$ 6,890,553	$ 9,597,467
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 587,536	$ 2,794,839
Accrued expenses and other current liabilities	90,762	7,811
Deferred revenue	-	600,000
Royalty liability	1,900,000	-
Total liabilities	2,578,298	3,402,650
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 388,800,000 shares authorized, 353,712,906 shares issued and outstanding as of both December 31, 2022 and 2021, liquidation preference of $4,759,840 as of both December 31, 2022 and 2021	35,371	35,371
Class A common stock, $0.0001 par value, 2,100,000,000 shares authorized, 646,825,014 shares issued and outstanding as of both December 31, 2022 and 2021	64,683	64,683
Class B common stock, $0.0001 par value, 243,000,000 shares authorized, 5,301,936 and 0 shares issued and outstanding as of December 31, 2022 and 2021, respectively	530	-
Class C common stock, $0.0001 par value, 12,150,000 shares authorized, no shares issued or outstanding	-	-
Class AAA common stock, $0.0001 par value, 600,000,000 shares authorized, no shares issued or outstanding	-	-
Additional paid-in capital	5,321,618	4,830,432
Treasury stock	(150,000)	(150,000)
Accumulated deficit	(959,947)	1,414,331
Total stockholders' equity	4,312,255	6,194,817
Total liabilities and stockholders' equity	$ 6,890,553	$ 9,597,467

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2022	**2021**
Net revenues	$ 24,947,043	$ 22,950,934
Cost of net revenues	10,249,605	7,849,687
Gross profit	14,697,438	15,101,247
Operating expenses:		
Sales and marketing	12,384,163	15,863,698
Research and development	5,434,239	4,258,915
General and administrative	5,036,078	3,794,781
Royalty payments	1,900,000	-
Amortization of SAFT performance obligation liability	-	(10,080,104)
Total operating expenses	24,754,480	13,837,290
Income (loss) from operations	(10,057,042)	1,263,957
Other income (expense), net:		
Realized gains on cryptocurrency sales	8,099,516	4,269,858
Impairment of nonfungible token assets	(408,015)	-
Loss on loan receivable forgiven	-	(75,195)
Other income	34,865	464,038
Interest income	7,115	58,649
Interest expense	(50,717)	(60,155)
Total other income (expense), net	7,682,764	4,657,196
Provision for income taxes	-	-
Net income (loss)	$ (2,374,278)	$ 5,921,153
Weighted average common shares outstanding - basic	939,359,161	649,123,849
Weighted average common shares outstanding - diluted	939,359,161	936,692,560
Net income (loss) per common share - basic	$ (0.00)	$ 0.01
Net income (loss) per common share - diluted	$ (0.00)	$ 0.01

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Series Seed Preferred Stock		Common Stock				Additional	Treasury	Accumulated	Total
			Class A		Class B		Paid-in			Stockholders'
	Shares	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Capital**	**Stock**	**Deficit**	**Equity (Deficit)**
Balances at December 31, 2020	-	$ -	-	$ -	-	$ -	$ -	$ -	$ (4,506,822)	$ (4,506,822)
Conversion of note and SAFE agreements into preferred stock	353,712,906	35,371	-	-	-	-	3,739,579	-	-	3,774,950
Issuance of stock per asset purchase agreement	-	-	-	-	18,360,594	1,836	225,971	-	-	227,807
Shares repurchased by the Company	-	-	-	-	(18,360,594)	(1,836)	1,836	(150,000)	-	(150,000)
Issuance of Class A common shares to founders	-	-	646,825,014	64,683	-	-	(64,683)	-	-	-
Stock-based compensation	-	-	-	-	-	-	927,729	-	-	927,729
Net income	-	-	-	-	-	-	-	-	5,921,153	5,921,153
Balances at December 31, 2021	353,712,906	35,371	646,825,014	64,683	-	-	4,830,432	(150,000)	1,414,331	6,194,817
Exercise of options	-	-	-	-	5,301,936	530	(530)	-	-	-
Stock-based compensation	-	-	-	-	-	-	491,716	-	-	491,716
Net loss	-	-	-	-	-	-	-	-	(2,374,278)	(2,374,278)
Balances at December 31, 2022	353,712,906	$ 35,371	646,825,014	$ 64,683	5,301,936	$ 530	$ 5,321,618	$ (150,000)	$ (959,947)	$ 4,312,255

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,		
		2022		**2021**
Cash flows from operating activities:				
Net income (loss)	$	(2,374,278)	$	5,921,153
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization		86,995		86,083
Realized gains on cryptocurrency sales		(8,099,516)		(4,269,858)
Bad debt		555,000		-
Impairment of nonfungible token assets		408,015		-
Loss on loan receivable forgiven		-		75,195
Other income - Payroll Protection Program forgiveness		-		(354,353)
Interest expense converted to preferred stock		-		75,000
Stock-based compensation		491,716		927,729
Royalty payments		1,900,000		-
Changes in operating assets and liabilities:				
Accounts receivable		2,937,885		(3,701,391)
Prepaid expenses and other current assets		(150,798)		(385,921)
Inventory		(97,895)		176,067
Accounts payable		(2,207,304)		1,288,516
Accrued expenses and other current liabilities		82,951		(35,467)
Deferred revenue		(600,000)		600,000
Net cash provided by (used in) operating activities		(7,067,229)		402,753
Cash flows from investing activities:				
Proceeds from cryptocurrency sales		8,831,694		4,455,520
Purchases of nonfungible token assets		(578,214)		-
Payments made on software development for performance obligation		-		(10,080,104)
Purchase of property and equipment		(6,850)		(12,225)
Deposits		(1,150)		12,150
Net cash provided by (used in) investing activities		8,245,480		(5,624,659)
Cash flows from financing activities:				
Repayments of debt and SAFEs		-		(814,000)
Shares repurchased by the Company		-		(150,000)
Deferred offering costs		(205,586)		(8,920)
Net cash used in financing activities		(205,586)		(972,920)
Net change in cash and cash equivalents		972,665		(6,194,827)
Cash and cash equivalents at beginning of year		1,816,189		8,011,016
Cash and cash equivalents at end of year	$	2,788,854	$	1,816,189
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	-	$	-
Supplemental disclosure of cash flow information:				
Conversion of note and SAFE agreements into preferred stock	$	-	$	3,774,950
Intangible assets acquired per asset purchase agreement	$	-	$	227,807

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

Mode Mobile, Inc. (collectively, the "Company" or "Mode Mobile") is a technology company that operates the Mode EarnOS enabling users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. The Company also offers the Mode EarnPhone, a smartphone embedded with the Company's EarnOS software for a more integrated and enhanced earnings experience. The consolidated financial statements consist of the following entities (each an "Entity", collectively the "Entities"):

- Mode Mobile, Inc., a Delaware Corporation organized on April 23, 2015. Mode Mobile, Inc. is a holding company which owns 100% of Mode Mobile, LLC's membership interests. Mode Mobile, Inc. was previously known as Nativ Mobile Inc. before a name change on October 25, 2022 and prior to that, was known as Nativ Mobile, LLC before a name change on February 25, 2021.

- Mode Mobile, LLC, a Delaware Limited Liability Company organized on April 25, 2017 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Mobile, LLC was organized to develop an earnings ecosystem where users would be rewarded for their time, attention and data. Mode Mobile, LLC was previously known as Current Mobile, LLC before a name change on February 4, 2022 and prior to that, was known as Current Media, LLC before a name change on March 10, 2021.

- Mode Phone, LLC, an Illinois Limited Liability Company organized on November 10, 2020 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Phone, LLC was organized to build out and support the Company's smartphone business, which focuses on the marketing and distribution of the Mode Earn Phone.

- Current (Gibraltar) Limited ("CGL"), a Gibraltar Company organized on June 19, 2018. The Entity was organized to develop a rewards protocol, the purpose of which is intended to be used as a rewards distribution mechanism through a deep partnership with Mode Mobile and its user base. Mode Mobile, Inc has 100% voting rights and 0% economic rights to CGL.

The above entity structure has been in effect since February 25, 2021, on which date the Company consummated a corporate reorganization transaction (the "Reorganization") where, among other things, Mode Mobile, Inc. converted its corporate status from a limited liability company to a C-corporation and became a holding company for the Company's operating entities. Prior to the consummation of the corporate reorganization transaction, MobileX Labs, LLC, a now-defunct Indiana limited liability company formed in 2012, served as the entity through which all profits and losses ultimately flowed for tax purposes. On the effective date of the corporate reorganization, MobileX Labs, LLC was dissolved in accordance with applicable state law. The primary purpose of the corporate reorganization was to align the investments of the now-existing preferred stockholders into one single entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

The consolidated financial statements have been presented to reflect the capital structure per the Reorganization on a retroactive basis.

Principles of Consolidation

These consolidated financial statements include the accounts of Mode Mobile and its subsidiaries Mode Mobile, LLC, Mode Phone, LLC and CGL. All intercompany transactions and balances have been eliminated in consolidation.

The Company evaluates its relationships with other entities to identify whether they are variable interest entities ("VIE") as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation

("ASC 810"), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated.

Reverse Stock Split

On February 28, 2023, the Board of Directors approved a 162-for-1 forward stock split of its issued and outstanding shares of common and preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this forward stock split.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, amortization of performance obligation liabilities and valuation of cryptocurrency assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2022 and 2021, the Company had not experienced losses on these accounts and held uninsured deposit amounts of $2,564,028 and $824,637, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Accounts Receivable

The Company's account receivables are due from customers primarily due to the Company's marketing revenue. The Company also maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make payments. The Company periodically reviews these estimated allowances, including an analysis of the customers' payment history and creditworthiness, the age of the trade receivable balances and current economic conditions that may affect a customer's ability to make payments as well as historical collection trends for its customers as a whole. Based on this review, the Company specifically reserves for those accounts deemed uncollectible or likely to become uncollectible. When receivables are determined to be uncollectible, principal amounts of such receivables outstanding are deducted from the allowance. As of December 31, 2022, there was a $555,000 allowance for doubtful accounts related to the Voyager Digital bankruptcy.

During the year ended December 31, 2022, the Company utilized accounts receivable factoring for select invoices totaling $2,983,197, and recorded factoring fees of $50,717 which was included in interest expense in the consolidated statements of operations.

Note Receivable

In 2020, the Company entered into a note receivable agreement with X Global for a principal amount of $170,000, which shall be paid with X Global's accounts receivable that will be collected by Mode. Total of $94,805 was collected in 2020. In 2021, the note receivable was written off and the balance was $0 as of December 31, 2022 and 2021, respectively.

Inventory

The Company's inventory consists of finished goods pertaining to the Company's hardware phones. The inventory is valued at the lower of cost (weighted-average) or estimated net realizable value. As of December 31, 2022 and 2021, the Company had deposits for future inventory of $387,620 and $121,604, respectively, which was included in prepaid expenses and other current assets on the consolidated balance sheets. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Management believes there was no impairment of inventory as of both December 31, 2022 and 2021.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment consists of computer equipment, furniture and fixtures and office equipment, and depreciation expense is recognized using the straight-line method over the estimated useful life of five years for computer equipment, seven years for furniture and fixtures, and five to fifteen years for office equipment.

The following is a summary of property and equipment:

	December 31,	
	2022	**2021**
Computer equipment	$ 51,460	$ 44,610
Furniture and fixtures	6,137	6,137
Office equipment	57,562	57,562
Total	115,159	108,309
Less: Accumulated depreciation	(86,420)	(75,361)
Property and equipment, net	$ 28,739	$ 32,948

Depreciation expense was $11,059 and $10,147 for the years ended December 31, 2022 and 2021, respectively.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets held and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows. Management believes there was no impairment of long-lived assets as of both December 31, 2022 and 2021.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Intangible assets, with a cost of $227,807, consist of mobile charge screens and monetization software, pursuant to an asset acquisition. The assets are amortized over a useful life of three years. During the years ended December 31, 2022 and 2021, amortization expense was $75,936 and $75,936, respectively. As of December 31, 2022, intangible assets, net of accumulated amortization of $189,839, was $37,968.

Digital Assets – Cryptocurrencies and Nonfungible Tokens

The Company initially records cryptocurrency and nonfungible tokens ("NFTs") when received at cost, and subsequently adjusts each reporting period to the lower of cost or fair value. The Company recognizes an impairment charge on these assets arising from decreases in market value based upon Level 2 inputs, being actively traded exchange's closing prices at each reporting date, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment in the value of cryptocurrencies and NFTs are recorded in the consolidated statements of operations.

During the year ended December 31, 2022, the Company recorded $408,015 on impairment related to its NFTs.

The Company realizes gains and losses upon sale or transfer of cryptocurrencies and NFTs, and are recorded under other income (expense) in the consolidated statements of operations. The Company uses cryptocurrencies to convert cryptocurrency holdings to other cryptocurrencies and US dollars as needed to fund operations. The gains and losses recognized from non-cash transactions are reflected as adjustments to reconcile to operating cash flows in the consolidated statements of cash flows.

Software Development Costs

 The Company expenses software development costs as incurred. Such software development costs have been reflected as a reduction to the SAFT performance obligation.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2022 and 2021 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

● Identification of a contract with a customer;
● Identification of the performance obligations in the contract;

- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company's Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners (including ad networks, ad exchanges, and brand partners). The Company satisfies performance obligations and recognizes revenue over time.

The Company also generates revenue from proof-of-concept phone hardware sales. Control transfers at a point in time, and as such, revenue is recognized upon shipment. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. For proof-of-concept subscriptions, control transfers over time, and as such, revenue is recognized on a straight-line basis.

Revenue by source consisted of the following for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	**2021**
Advertising	$ 24,411,911	$ 22,413,334
Other	535,132	537,600
Net revenues	$ 24,947,043	$ 22,950,934

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

As of December 31, 2022 and 2021, the Company has deferred revenue of $0 and $600,000. The deferred revenue at December 31, 2021 was recognized in 2022.

Cost of Net Revenues

Cost of net revenues consists primarily of user redemptions on the Mode Earn App. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Monthly user redemption costs represent the dollar value of rewards redeemed by users that are paid out by the Company. Cost of net revenues also includes hosting costs, as well as the product and related fulfillment costs of hardware products sold.

Cost of net revenue by source consisted of the following for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	**2021**
Advertising	$ 9,717,889	$ 6,984,507
Other	531,716	865,180
Cost of net revenues	$ 10,249,605	$ 7,849,687

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs were approximately $9,244,000 and $13,945,000 for the years ended December 31, 2022 and 2021, respectively, and are included in sales and marketing expenses in the consolidated statements of operations.

Research and Development Costs

Costs incurred in the research and development of the Company's technology and products are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Accounting for Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging*, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services as an expense based on the number of shares issued and fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

As of December 31, 2022 and 2021, the Company had capitalized $214,506 and $8,920 in deferred offering costs, respectively.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of December 31, 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized.

Net Income / (Loss) per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022, diluted net loss per share is the same as basic net loss per share.

The following table sets forth the a) the dilutive items included in the weighted average common shares – diluted amount above as of December 31, 2021 and b) the number of potential common shares excluded from the calculations of net loss per diluted share because their inclusion would be anti-dilutive as of December 31, 2022:

| | December 31, | |
	2022	**2021**
Series Seed convertible preferred stock	353,712,906	353,712,906
Stock options	226,757,718	221,424,516
Total potentially dilutive shares	580,470,624	575,137,422

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842*). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04").* ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"),* which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"),* as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. **GOING CONCERN**

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had a net loss of $2,374,278 and net cash used in operating activities of $7,067,229 for the year ended December 31, 2022. As of December 31, 2022, the Company had an accumulated deficit of $959,947. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

4. **CRYPTOCURRENCIES AND NFTs**

Due to the lack of authoritative guidance under GAAP, the Company accounts for its holdings in cryptocurrency as intangible assets. As a result, the Company initially measures the cryptocurrency at cost. Since there is no limit on the useful life of the cryptocurrencies, they are classified as indefinite-lived intangible assets.

Indefinite-lived intangible assets are not subject to amortization, but rather are tested for impairment on an annual basis and more frequently if events or circumstances change that indicate that it is more likely than not that the asset is impaired. As a result, the Company recognizes decreases in the value of its holdings in cryptocurrency. Both Bitcoin and Ether are traded on exchanges in which there are observable prices in an active market. The Company considers quoted prices below its carrying cost to be an impairment indicator. The quoted price and observable prices are determined by the Company using a principal market analysis in accordance with ASC 820, *Fair Value Measurement*.

The Company considers each cryptocurrency as a separate unit of account when evaluating cryptocurrencies for impairment. The Company tracks the weighted average unit cost of each cryptocurrency received or purchased, when performing impairment testing and upon disposition either through sale or exchanged for goods or services.

The Company designates certain cryptocurrency transactions as fair value hedges to hedge volatility and market value risks for our cryptocurrencies. Fair value hedge amounts included in the assessment of hedge effectiveness are recognized in other income (expense), net, along with the offsetting gains and losses of the related hedged items.

Cryptocurrencies

Realized gains on cryptocurrency holdings were $8,099,516 and $4,269,858 for the years ended December 31, 2022 and 2021, respectively. The Company recorded no impairment charges against its cryptocurrency holdings in 2022 or 2021.

The indefinite lived intangible activity for the years ended December 31, 2022 and 2021 are as follows:

	Cryptocurrency assets
Balance at December 31, 2020	$ 1,026,423
Sales of cryptocurrency	(4,455,520)
Realized gains on cryptocurrency sales	4,269,858
Balance at December 31, 2021	840,761
Sales of cryptocurrency	(8,831,694)
Realized gains on cryptocurrency sales	8,099,516
Balance at December 31, 2022	$ 108,583

Nonfungible Token Assets

The Company owns a portfolio of NFT assets that were first acquired in early 2022. The following is a summary of NFT activity for 2022:

	Nonfungible token assets
Balance at December 31, 2021	$ -
Purchases of NFTs	578,214
Impairment	(408,015)
Balance at December 31, 2022	$ 170,199

5. SAFT PERFORMANCE OBLIGATION LIABILITY

In 2018, the Company (via Nativ Mobile, LLC) conducted and completed a token offering pursuant to a side-by-side, U.S. Securities Act Regulation D and Regulation S offering where it offered $CRNC tokens to investors in consideration for their investments. Due to a disclosed delay in delivering tokens to investors, the investments were executed pursuant to "Simple Agreement(s) for Future Tokens" ("SAFTs"), which, among other things, contemplated the Company delivering $CRNC tokens to investors in advance of a network launch. The proceeds of this offering were contemplated to be used for the further buildout of the $CRNC Network, which was designed to serve as a robust earnings ecosystem for network participants (the "Project"). $CRNC tokens were designed to serve as the in-network currency for the $CRNC earnings ecosystem.

The initial SAFT proceeds of $26 million for developing the Project was recorded as a performance obligation liability, net of costs incurred in satisfying the performance obligations created in the token offering. The SAFTs do not provide the holder with a security interest in the issuing entity, Current (Gibraltar) Limited, or establish an economic or ownership right to the performance of specific assets, nor is there a form of partnership, joint venture, agency or any similar relationship between a token holder and the Company and/or other individuals or entities involved with the Project. The tokens do not pay interest and have no maturity date. The tokens confer only the right to services in the Project and confer no other rights of any form with respect to us including, but not limited to, any voting, distribution, redemption, liquidation, proprietary (including all forms of intellectual property), or other financial or legal rights.

The Company evaluated the terms of the Company's $CRNC tokens and determined that, when sold, these tokens represent an obligation by the Company with counterparties that were determined to not be customers. Therefore, the Company determined that the tokens, when sold, are similar by analogy to debt securities under ASC 320, *Investments – Debt and Equity Securities ("ASC 320")*. ASC 320 applies to all debt securities and defines a debt security as any security representing a creditor relationship. Based on its terms, the SAFT tokens are not debt securities in legal form, but are considered an obligation (as defined by FASB Concepts Statement No. 6, *Elements of Financial Statements)* of the Company as issuer, since the Company represented that the proceeds raised would be used to fund future development of the Project. Therefore, the Company considers the $CRNC token, when sold, as an obligation in accordance with ASC 320, which effectively creates a creditor relationship to holders of its tokens.

The Company has considered the costs to satisfy its performance obligations and determined that the Project represents a "funded software arrangement", and the parties who purchased tokens contributed towards the funding of the Project represent collaborators and not customers. Therefore, software development costs related to the Project were applied against the performance obligation.

The SAFT performance obligation activity as of and for the years ended December 31, 2022 and 2021 is as follows:

	SAFT Performance Obligation
Balance at December 31, 2020	$ 10,080,104
Payments made on software development for performance obligation	(10,080,104)
Balance at December 31, 2021	-
Balance at December 31, 2022	$ -

During the years ended December 31, 2022 and 2021, payments made on software development for performance obligations totaled $0 and $10,080,104, respectively, which were credited to operating expenses in the consolidated statements of operations.

On account of the delay in the launch of the Project by introducing $CRNC tokens into the Project ecosystem, the Company elected to pay investors a royalty based on the Company's financial performance in 2021. Based on what each individual investor elected to receive, the consideration paid to investors on account of the royalty were either additional $CRNC tokens or shares in the Company. The value of the royalty was $1,900,000 and the number of $CRNC tokens or Company shares an investor would receive was based on the original investment amount paid at the time of the execution of the SAFTs. Approximately 86% of investors elected to receive additional $CRNC tokens and 14% of investors elected to receive Company shares. Accordingly, the Company has recognized a royalty liability of $1,900,000 as of December 31, 2022. The liability will be released based on the ultimate distribution means, increasing the performance obligation for token issuances and recording paid-in capital for share issuances, when distribution occurs in 2023.

6. **DEBT**

   MXL Repayments

   As part of the Company's corporate reorganization, the Company took steps to wind-down MXL and make distributions as appropriate. As part of MXL's liquidation, its primary remaining asset was a loan with the Company where MXL loaned approximately $664,000 to the Company in order to support operations. On the effective date of the corporate reorganization in February 2021, the $664,000 loan was repaid by the Company.

   PPP Loan

   During the COVID-19 pandemic, the Company received a Paycheck Protection Program (PPP) loan of $354,353 on May 4, 2020. The Company later filed a loan forgiveness application with the U.S. Small Business Administration on May 17, 2021 and received notice that its Paycheck Protection Program loan had been forgiven in full on June 4, 2021. As such, $354,353 was recognized as other income in 2021.

   Convertible Notes and Simple Agreements for Future Equity

   As of December 31, 2020, the Company had outstanding convertible notes totaling $1,600,000 and Simple Agreements for Future Equity ("SAFEs") totaling $2,249,950. In 2021, the Company repaid $50,000 of SAFEs and the balance outstanding of $2,199,950 was converted into shares of preferred stock. The Company also repaid $100,000 of convertible notes in 2021. The convertible notes were issued by the same institution, which also invested in the Company through a SAFE. Between 2015 and 2017, the Company entered into 26 different SAFEs with both institutional and individual investors. Each SAFE included a valuation cap ranging from $6.5 million to $9 million, which represented the upper limit for which investors could convert their

SAFEs into Company shares. In 2021, as part of the Company's corporate reorganization, $1,500,000 of the principal amount of the notes plus $75,000 in accrued interest and the remaining SAFEs (as noted above) were converted into an aggregate of 353,712,906 shares of Series Seed Preferred Stock.

7. **STOCKHOLDERS' EQUITY**

    Convertible Preferred Stock

    The Company has issued Series Seed convertible preferred stock. The Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 388,800,000 shares of Preferred Stock, of which all are designated as Series Seed Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

    In 2021, the Company converted $3,774,950 in convertible notes and SAFES into an aggregate of 353,712,906 shares of Series Seed Preferred Stock.

    In 2021, the Company issued 18,360,594 shares of Class B common stock pursuant to an asset acquisition for a total fair value of $227,807. The Company then repurchased the 18,360,594 shares for $150,000 which were recorded as treasury stock.

    The holders of the Preferred Stock have the following rights and preferences:

    Voting

    On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

    The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis:

    -   purchase or pay or declare any dividend on any capital stock other than (i) dividends payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of dividends or distributions on the Series Seed Preferred stock and (iii) stock repurchased from former employees, officers, directors or others who performed services for the Company
    -   create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary

    At any time when at least 70,596,360 shares of Series Seed Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, amend, alter or repeal any provision of the Company's Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that substantially and disproportionally adversely affects the powers, preferences or rights of the Series Seed Preferred Stock.

    Dividends

    The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company's Amended and Restated Certificate of incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company's Amended and Restated Certificate of Incorporation. The Preferred Stock dividend rates contain certain dilution protections.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders and, in the event of a deemed liquidation event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the "Preferred Liquidation Amounts"), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If, upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Series Seed Original Issue Price is $0.01345679 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. After payment of the Preferred Liquidation Amounts, remaining assets are distributed ratably to holders of Common Stock.

The liquidation preference as of both December 31, 2022 and 2021 was $4,759,840.

Anti-Dilution Rights

Holders of Series Seed Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the conversion price of a series of Preferred Stock then in effect, the conversion price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Company's Amended and Restated Certificate of Incorporation. Preferred Stock has certain protections against additional issuances of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The Series Seed conversion price is $0.01345679 per share.

Additionally, each share of Series Seed Preferred Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing at a price of at least 3 times the Series Seed Original Issue Price of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the "Securities Act") or (ii) a vote or written consent of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and a vote of the key holders of common stock, as defined in the Company's Amended Articles of Incorporation.

Common Stock

The Company authorized 2,100,000,000 shares of Class A Common Stock, 243,000,000 shares of Class B Common Stock, 12,150,000 shares of Class C Common Stock and 600,000,000 shares of Class AAA Common Stock at $0.0001 par value as of December 31, 2022.

The holders of the Class A common stock are entitled to one vote for each share of such stock held at all meetings of stockholders. There shall be no cumulative voting, and the holders of shares of Class B, Class C and Class AAA common stock shall not be entitled to vote. The holders of record of Class A Common Stock exclusively shall be entitled to elect all directors of the Company.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company's Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company's Amended and Restated Certificate of Incorporation.

Additionally, each share of Class B Common Stock, Class C Common Stock or Class AAA Common Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the "Securities Act") or (ii) upon election from the Company's board of directors.

During the year ended December 31, 2021, the Company issued 646,825,014 shares of Class A common stock to founders for no proceeds.

During the year ended December 31, 2022, option holders exercised 5,301,936 options for shares of Class B common stock for no proceeds.

As of both December 31, 2022 and 2021, there were 646,825,014 shares of Class A Common Stock issued and outstanding. As of December 31, 2022 and 2021, there were 5,301,936 and 0 shares of Class B Common Stock issued and outstanding, respectively.

8. **STOCK-BASED COMPENSATION**

2021 Stock Plan

The Company has adopted the 2021 Equity Incentive Plan ("2021 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 243,000,000 shares as of December 31, 2022. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan's inception. Stock options granted under the 2021 Plan typically vest between immediate and four-year periods. As of December 31, 2022 and 2021, there were 10,940,346 and 21,575,484 shares, respectively, available for future issuance.

A summary of information related to stock options is as follows:

	Options		Weighted Average Exercise Price		Intrinsic Value
Outstanding as of Dececember 31, 2020	-	$	-	$	-
Granted	242,405,136		0.01		
Exercised	-		-		
Forfeited	(20,980,620)		0.01		
Outstanding as of Dececember 31, 2021	221,424,516		0.01	$	-
Granted	50,793,480		0.01		
Exercised	(5,301,936)		0.01		
Forfeited	(40,158,342)		0.01		
Outstanding as of December 31, 2022	226,757,718	$	0.02	$	2,494,359
Exercisable as of December 31, 2021	131,468,494	$	0.01	$	-
Exercisable as of December 31, 2022	164,537,528	$	0.02	$	2,041,574

	December 31,	
	2022	**2021**
Weighted average grant-date fair value of options granted during year	$ 0.02	$ 0.01
Weighted average duration (years) to expiration of outstanding options at year-end	8.45	9.45

During the year ended December 31, 2022, option holders exercised 5,301,936 options for shares of Class B common stock for no proceeds.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2022	**2021**
Risk-free interest rate	1.55%-3.91%	0.47%-1.46%
Expected term (in years)	5.80	5.64
Expected volatility	80.00%	61.70%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2022 and 2021 was $917,571 and $1,644,330, respectively. Stock-based compensation expense for stock options of $491,716 and $927,729, respectively, was recognized under FASB ASC 718 for the years ended December 31, 2022 and 2021, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $762,487 as of December 31, 2022 and will be recognized over a weighted average period of 1.09 years as of December 31, 2022.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Year Ended December 31,	
	2022	**2021**
Sales and marketing	$ 82,243	$ 101,282
Research and development	245,065	623,979
General and administrative	164,408	202,468
	$ 491,716	$ 927,729

9. **INCOME TAXES**

Prior to February 25, 2021 (see Note 1), the Company was a limited liability company. Accordingly, taxable income and losses flowed to the members and the Company had no tax effects.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to net operating loss carryforwards and cash to accrual differences. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $1,103,327 and $695,504, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2022	**2021**
Deferred tax assets:		
Net operating loss carryforwards	$ 879,210	$ 240,704
Cash to accrual differences	224,117	454,801
Valuation allowance	(1,103,327)	(695,505)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $1,103,327 and $695,505 were recorded as of December 31, 2022 and 2021, respectively. Valuation allowance increased by $407,823 and $695,504 during the years ended December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $3,141,878 and $860,160, respectively. Pursuant to change in control rules associated with the merger, the Company may be at risk of losing the ability to utilize pre-merger net operating loss carryforwards.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2022 tax years remain open to examination.

10. **COMMITMENTS AND CONTINGENCIES**

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11. **SUBSEQUENT EVENTS**

On February 28, 2023, the Board of Directors approved a 162-for-1 forward stock split of its issued and outstanding shares of common and preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this forward stock split.

In connection with its expected network launch of the $CRNC token in the fourth quarter of 2023, the Company, through its affiliate, Current (Gibraltar) Limited, will facilitate the creation of a foundation that will be responsible for the governance of the token and the Project. As part of the creation of the foundation, all $CRNC treasury tokens shall be transferred to the foundation and all obligations due from the Company to token holders on account of their respective investments due from the Company shall cease. By virtue of the creation of the foundation, control over the governance of the $CRNC token shall transfer from the Company to token holders.

MODE MOBILE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Management has evaluated subsequent events through July 25, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.